Atlas Copco press information

Group Communications

CONTACT: Annika Berglund, Senior Vice President Group Communications
+46-8-743 8070 or +46-70-322 8070

Nomination of board members of Atlas Copco AB for the Annual General Meeting 2004

Stockholm, Sweden, November 18, 2003—In accordance with a decision taken at the Annual General Meeting of Atlas Copco AB on April 28, 2003, this is to announce the names of the representatives of four of the largest shareholders, who together with the Chairman of the Board, Sune Carlsson, will work out a proposal for a Board of Directors, to be submitted to the Annual General Meeting 2004 for decision.

Representatives:
Marcus Wallenberg, Investor, Sweden
Björn C. Andersson, SHB/SPP, Sweden
Harry Klagsbrun, SEB, Sweden
Björn Franzon, Fjärde AP-fonden, Sweden

The Annual General Meeting of Atlas Copco AB will be held on Tuesday, April 27, 2004.

Shareholders who wish to submit proposals of members of the Atlas Copco AB Board, please contact the Chairman of the Board on e-mail sune.carlsson@se.atlascopco.com, or fax +46-8-615 0026, or contact any of the representatives listed above.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2002, the Group had revenues of close to SEK 48 billion (EUR 5.2 billion), with 98% of revenues outside Sweden, and about 26,000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, Milwaukee Electric Tool, Chicago Pneumatic, and AEG Power Tools. More information can be found on the web site: www.atlascopco-group.com.